Date: March 4, 2016

To: All Canadian Securities Regulatory Authorities
NASDAQ

Subject: TRANSGLOBE ENERGY CORPORATION

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	March 30, 2016
Record Date for Voting (if applicable) :	March 30, 2016
Beneficial Ownership Determination Date :	March 30, 2016
Meeting Date :	May 12, 2016
Meeting Location (if available) :	Calgary, AB
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	Yes
Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	893662106	CA8936621066

Sincerely,

Computershare
Agent for TRANSGLOBE ENERGY CORPORATION